SEI Investments Distribution Co.
Computation of Net Capital
<u>December 31, 2023</u>   <u>Schedule I</u>

(in thousands of dollars)

Total ownership equity qualified for net capital		$ 34,505
Subordinated debt allowable for net capital		—
Total capital and allowable subordinated liabilities		34,505
Deductions and/or charges		
Total non-allowable assets from Statement of Financial Condition	$ 10,387	
Additional charges for customers' and non-customers security accounts	15	
Aged fail-to-deliver		
Aged short security differences	—	
Secure demand note deficiency	—	
Commodity future contracts and spot commodities		
proprietary capital charges	—	
Deductions for accounts carried under 15c3-1(a)(6)(a)(7)(c)(2)(x)	—	
Total deductions and/or charges		10,402
Net capital before haircuts on securities positions		24,103
Haircuts on securities		
Contractual securities commitments	—	
Subordinated securities borrowings	—	
Trading and investment securities		
Bankers acceptances, certificates of deposit and commercial paper	—	
U.S. and Canadian government obligations	119	
State and municipal government obligations		
Corporate obligations	—	
Stocks and warrants	—	
Options	—	
Arbitrage	—	
Other securities	98	
Undue Concentration	39	
Other/list	—	
Total haircuts on securities		256
Net capital		$ 23,847
Computation of Alternate Net Capital		
Aggregate debit items		—
2% of aggregate debit items		—
Minimum dollar net capital requirement of reporting		
broker or dealer		$ 250
Net capital requirement		$ 250
Excess net capital		$ 23,597
Percentage of net capital to aggregate debits		.00%
Percentage of net capital, after anticipated capital withdrawals,		
to aggregate debits		.00%
Aggregate Debit Items or 120% of minimum net capital requirement		$ 23,547
Net Capital in excess of 5% of combined aggregate debit items		$ 23,847

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.